SECURITIES AND EXCHANGE COMMISSION


                           WASHINGTON, D.C. 20549


                                  FORM 11-K


                   REPORT OF EMPLOYEE STOCK OWNERSHIP PLAN
                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                 For The Fiscal Year Ended December 31, 1998



                                 NBTY, INC.
                                 ----------
             (Exact name of Registrant as specified in Charter)


DELAWARE                         0-10666                     11-2228617
--------                         -------                     --------------
(State or other                  (Commission                 (IRS Employer
jurisdiction of                  File No.)                   identification
Incorporation)                                               number)


                  90 Orville Drive, Bohemia, New York 11716
                  -----------------------------------------
            (Address of principal executive office and zip code)



                Registrant's Telephone Number: (516) 567-9500
                                               --------------




                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                   YEARS ENDED DECEMBER 31, 1998 AND 1997

                          FINANCIAL STATEMENTS AND
                       REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS


                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                   YEARS ENDED DECEMBER 31, 1998 AND 1997



                                  CONTENTS


                                                        Page
                                                        ----

[S]                                                     [C]
Report of Independent Certified Public Accountants        1


Financial statements:

  Statements of net assets available for benefits         2

  Statements of changes in net assets available
   for benefits                                           3

  Notes to financial statements                         4 - 9

Supplemental schedule:

  Item 27a - Schedule of assets held for investment
   purposes                                              10



             Report of Independent Certified Public Accountants
             --------------------------------------------------


Trustee of NBTY, Inc. Employees' Stock Ownership Plan
Bohemia, New York

We have audited the accompanying statements of net assets available for benefits of NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Melville, New York
June 15, 1999


                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                         DECEMBER 31, 1998 AND 1997


                                               1998            1997
                                               ----            ----

Assets:
  Investment in NBTY, Inc. common
   stock, at fair value                     $21,334,388     $34,678,895

  Cash and cash equivalents                      30,540           5,335

  Employer contribution receivable                    -          50,000
                                            -----------     -----------

      Net assets available for benefits     $21,364,928     $34,734,230
                                            ===========     ===========


                     See notes to financial statements.


                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                  1998              1997
                                                  ----              ----

Investment income:
  Net appreciation (depreciation) in fair
   value of investments                       ($11,673,604)     $14,923,965
  Interest                                           1,388            6,258
  Dividends                                              -            9,382
Employer contributions                             363,904          700,000
                                              -----------------------------

                                               (11,308,312)      15,639,605

Distributions to participants                    2,060,990        2,035,639
                                              -----------------------------

Net increase (decrease)                        (13,369,302)      13,603,966

Net assets available for benefits:
  Beginning of year                             34,734,230       21,130,264
                                              -----------------------------

  End of year                                 $ 21,364,928      $34,734,230
                                              =============================


                     See notes to financial statements.


                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                        NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1998 AND 1997


1.    Description of Plan
      -------------------

      The following description of the NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is an employee stock ownership plan covering substantially all employees of NBTY, Inc. and its subsidiaries (the "Employer") who are employed at calendar year end, have completed one year of service and who have attained the age of twenty and one-half. The assets of the plan are to be invested primarily in common stock of NBTY, Inc. The purpose of the Plan is to provide its eligible employees with the benefits of ownership of common stock of NBTY, Inc. under the terms of the Plan. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the Plan are held by a trust established under the Plan. The Employer shall have responsibility for the administration of the Plan.

      No distributions from the Plan will be made until a participant retires, dies, or otherwise terminates employment with the Employer. Distributions are made in the form of Company common shares plus cash for any fractional share.

      Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

      Employer Contributions

      The Plan provides that the Board of Directors of the Employer, at its sole discretion, shall determine the amount, if any, that the Employer shall contribute either in cash or shares of the Employer's common stock to the trust fund for each Plan year, not to exceed the maximum amount allowed by the applicable provisions of the Internal Revenue Code.

      Participants' Accounts

      Employer contributions are allocated to each participant's account in the same proportion that each participant's compensation bears to the total compensation of all participants for such year. Any earnings or losses are allocated in the same proportion that each participant's account bears to the total of all such accounts as of the beginning of the Plan year. Forfeitures are first made available to reinstate previously forfeited account balances of former participants. Remaining forfeitures, if any, are allocated in the same manner as Employer contributions. All shares of NBTY, Inc.
      common stock are allocated to participants' accounts at the end of the calendar year.

      Vested Benefits

      The participant's account vesting is as follows:

             Years of Service          Percentage
             ----------------          ----------

                  0 - 4                     0%
                    5                     100%


      If the Plan were to be classified as top heavy (as defined in the Plan agreement), for every plan year once the Plan is initially classified as top heavy, vesting would be as follows:

             Years of Service          Percentage
             ----------------          ----------

               Less than 2                  0%
                    2                      20%
                    3                      40%
                    4                      60%
                    5                      80%
                    6                     100%


      Normal Retirement Benefits

      Upon retirement or after attaining normal retirement age, a participant is entitled to receive a lump-sum payment of his/her account balance.

      Vested Termination Benefits

      A participant who terminates employment other than by death, total and permanent disability or retirement may elect to receive a lump-sum payment of his/her account.

      Disability Benefits

      Any participant who becomes totally and permanently disabled, as defined in the Plan, is generally entitled to receive a fully vested immediate lump-sum payment of his/her account.

      Death Benefits

      The beneficiary of a participant is generally entitled to receive a fully vested lump-sum payment of the participant's account upon their death.


2.    Summary of Significant Accounting Policies
      ------------------------------------------

      Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

      Investment Valuation

      Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices.
      Purchases and sales of securities are reflected on a trade-date basis.

      Payment of Benefits

      Benefits are recorded when paid. The value of a participant's benefit is determined as of the year-end immediately preceding the date benefits are paid.

      Benefits Payable to Terminated Participants

      Benefits payable to all Plan participants (both active and terminated) are included in "net assets available for benefits." The amount payable to terminated participants is $503,816 and $478,554 at December 31, 1998 and 1997.

      Use of Estimates

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents

      The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3.    Investments
      -----------

      The following table presents the Plan's investment in NBTY, Inc. common stock as determined by the last quoted trading price on December 31, 1998 and 1997.

                        1998                                         1997
      ----------------------------------------     ----------------------------------------
      Number of        Fair                        Number of        Fair
       Shares          Value           Cost         Shares          Value           Cost
      ---------        -----           ----        ---------        -----           ----

      2,994,300     $21,334,388     $2,796,869     3,117,204     $34,678,895     $2,473,106


      During 1998, there was a 3 for 1 stock split. All prior year amounts have been restated to reflect this split.

4.    Related Party Transactions
      --------------------------

      During 1998 and 1997, the Plan purchased at market value 60,000 shares and 160,500 shares for $363,904 and $1,041,799, respectively, of the Employer's common stock as part of its investment portfolio. These transactions qualify as party-in-interest.

5.    Administration of Plan Assets
      -----------------------------

      The Trustee, appointed by the Employer, has sole responsibility for administration of the trust established under the Plan and for the management of the assets of the Plan held under the trust. Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Employer.

6.    Plan Termination
      ----------------

      Although the Employer has not expressed any intention to do so, it has the right to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become fully vested in their respective account balances.

7.    Income Tax Status
      -----------------

      The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1998 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and management of the employer believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.


                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              DECEMBER 31, 1998


ID#:  11-2228617
PN#:  001

                                             (c)
               (b)                Description of Investment
        Identity of Issue,        Including Maturity Date,                           (e)
        Borrower, Lessor,       Rate of Interest, Collateral,        (d)           Current
(a)     or Similar Party            Par or Maturity Value            Cost           Value
---     ------------------      ------------------------------        ----          -------

 *          NBTY, Inc.                  Common Stock              $2,796,869     $21,334,388

<F*>   Party-In-Interest to the Plan


                                  SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       NBTY. INC. EMPLOYEES' STOCK
                                       OWNERSHIP PLAN




                                       By: /s/ Harvey Kamil
                                           ________________________
                                           Harvey Kamil
                                           Executive Vice President


Dated:  June 23, 1999